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                 October 25, 2022

       Douglas A. Cannon
       Director, President, and Chief Executive Officer
       Nevada Power Company
       6226 West Sahara Avenue
       Las Vegas, NV 89146

                                                        Re: Nevada Power
Company
                                                            Registration
Statement on Form S-3
                                                            Filed October 13,
2022
                                                            File No. 333-267865

       Dear Douglas A. Cannon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Timothy S. Levenberg,
       Special Counsel, at (202) 551-3707 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              J. Alan Bannister